Exhibit (d)(4)

Schedule A

(As of August 11, 2020)

Funds

Series	Annual Rate of Average Daily Net Assets	Effective Date	Termination Date

Innovator S&P High Quality Preferred ETF	0.47%	8/1/2018	8/1/2021

Innovator Laddered Fund of S&P 500 Power Buffer ETFs	0.20%	8/11/2020	8/1/2021